AB 3/13

SECU[illegible] 08030458 [illegible]ION

[illegible]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Trend Financial Planning Services Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 2nd Street SE Suite 400
(No. and Street)

Cedar Rapids (City) Iowa (State) 52401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Davidson (319) 364-3041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue Suite 100 (Address) Dubuque (City) IA (State) 52002-2639 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/08
JD

OATH OR AFFIRMATION

I, Patricia Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Trend Financial Planning Services Ltd., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA S. KUDA
Commission Number 172030
MY COMMISSION EXPIRES

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.

CEDAR RAPIDS, IOWA

FINANCIAL STATEMENTS
DECEMBER 31, 2007

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying statement of financial condition of World Trend Financial Planning Services, Ltd., as of December 31, 2007, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of World Trend Financial Planning Services, Ltd., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
February 27, 2008

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 ▮ Dubuque, Iowa 52002-2273 ▮ Phone 563.556.1790 ▮ Fax 563.557.7842 ▮ EOE

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 4,805
Investments	99,261
Commissions receivable	49,371
Note receivable - related party	153,726
Notes receivable - other	187,679
Total current assets	494,842
EQUIPMENT	
Equipment	160,001
Less: accumulated depreciation	(135,141)
Net equipment	24,860
TOTAL ASSETS	$ 519,702
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 251
Accrued employee benefits	9,996
Accrued payroll & payroll taxes	8,785
Total current liabilities	19,032
STOCKHOLDER'S EQUITY	
Common stock (50,000 shares authorized, 15,000 shares issued and outstanding; no par value)	15,000
Additional paid-in capital	2,862
Retained earnings	482,808
Total stockholder's equity	500,670
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 519,702

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commissions	$ 850,030
Consulting income	19,763
Interest & dividend income	24,417
Realized loss on disposal of investments and assets	(590)
Loss on investments	(3,591)
	890,029
OPERATING EXPENSES	
Wages	428,074
Payroll taxes	33,345
Employee benefits	40,104
Administrative services	53,779
Training and seminars	4,840
Professional fees	5,977
Contract labor	7,686
Travel and promotion	32,626
Rent	36,900
Office expense	45,144
Advertising	60,139
Postage	5,683
Telephone	2,001
Membership and registration fees	6,473
Insurance	13,966
Utilities	2,556
Donations	289
Depreciation	13,608
	793,190
NET INCOME	$ 96,839

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE – DECEMBER 31, 2006	$ 15,000	$ 2,862	$ 385,969	$ 403,831
Net Income	-	-	96,839	96,839
BALANCE – DECEMBER 31, 2007	$ 15,000	$ 2,862	$ 482,808	$ 500,670

See notes to financial statements.

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES	
Net Income	$ 96,839
Charges and credits to net income not affecting cash	
Depreciation	13,608
Loss on disposal of equipment	638
Changes in assets and liabilities	
Commissions receivable	345
Prepaid expenses	-
Accounts payable	90
Accrued employee benefits	1,474
Accrued payroll taxes	(4,178)
NET CASH FROM OPERATING ACTIVITIES	108,816
INVESTING ACTIVITIES	
Investments	29,242
Issuance of notes receivable - related party	(76,379)
Issuance of notes receivable	(54,371)
Purchase of equipment	(4,168)
NET CASH USED FOR INVESTING ACTIVITIES	(105,676)
NET DECREASE IN CASH	3,140
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,665
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 4,805

See notes to financial statements.

NOTE 1 – PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also a registered investment advisor. The Company limits its activity to selling mutual funds, variable annuities, 529 plans and life insurance.

The Company operates under the provisions of Paragraph (k)(l) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(l) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company does not accept money from customers, but rather all customer payments are made out directly to the fund into which the customer is investing.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

Investments in mutual funds are considered "trading securities" and are stated at fair value. Any unrealized gains or losses are included in income in the year they occur.

Receivables

Commissions receivable are uncollateralized obligations generated by the sale of mutual funds and insurance products. They are stated at the amount computed by applying a commission rate, which is determined by the mutual fund company or insurance company, to the face amount of the mutual fund or insurance policy sold. Each fund company and insurance company has a different timeframe for the payment of the commissions, so there is no set policy for determining when a receivable becomes delinquent. Interest is not accrued on commissions receivable. Management considers all commissions receivable to be collectible and therefore has not reported a valuation allowance.

Notes receivable are stated at principal amounts plus accrued interest. The notes from related parties are uncollateralized while the other note is collateralized by property. There is no set payment schedule for the notes. Payment of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Advertising Costs

Costs incurred for advertising are expensed as incurred. The Company incurred $60,139 for advertising costs during the year ended December 31, 2007.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. World Trend Financial Planning Services, Ltd., operates in the eastern Iowa area. Due to this, the Company's operations are dependent on this region's economic condition.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Income Taxes

No provision for income taxes is reported in the financial statements because the Company elects to be taxed under Subchapter S of the Internal Revenue Code, and the shareholder includes the Company's earnings on his individual income tax return.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2007 the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net capital ratio	.3/1
Net capital	$ 70,336
Net capital requirement	$ 5,000

(continued on next page)

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3 – RESERVE REQUIREMENTS

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4 – NOTES RECEIVABLE

The note receivable from officer bears interest at 8% per year and is unsecured. The amount of the note at December 31, 2007 was $153,726 and is payable on demand. The two employee notes bear interest at 8% per year and are payable on demand in the amount of $76,840. The other note bears interest at 10% per year and is payable on demand in the amount of $110,839 and is collateralized by property.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company pays fees to Terry, Lockridge, and Dunn, Inc., for accounting services, the preparation of the corporate tax return, and consulting services. Terry, Lockridge and Dunn, Inc. is partially owned and operated by Timothy Terry, a stockholder of World Trend Financial Planning Services, Ltd. The total paid for these services for the year ended December 31, 2007, was $2,043.

The Company pays computer system support fees to EGT Services, Inc., which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2007, was $15,000.

The Company pays administrative service fees to Concorde Financial, which is wholly owned and operated by Timothy Terry. The total paid for these services for the year ended December 31, 2007, was $38,754.

The Company rents office space from the Terry Family Trust. The total rent paid for the year ended December 31, 2007, was $36,900. The lease for office space has no set term and automatically renews each January 1 in the amount of $36,900 unless the lessee advises World Trend no less than thirty days prior to the end of the year.

NOTE 6 – RETIREMENT PLAN

The Company sponsors a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE). All employees earning $5,000 or more of wages in the calendar year are eligible to participate in the Plan. The Plan is contributory with the Company matching up to 3% of eligible employees' wages. The total expense incurred by the Company during the year was $9,531.

NOTE 7 – INCOME TAXES

Because the Company has elected "Subchapter S" tax status, there will be no corporate taxes assessed on the net income. Since a portion of the assets were owned on or before the "Subchapter S" tax status was elected, the Company is subject to a "built in gains" tax on those assets. After December 2011, the Company will no longer be subject to the "built in gains" tax.

EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

We have audited the accompanying financial statements of World Trend Financial Planning Services, Ltd., as of and for the year ended December 31, 2007, and have issued our report thereon dated February 27, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
February 27, 2008

WORLD TREND FINANCIAL PLANNING SERVICES, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL			
Total stockholders' equity from the statement of financial condition			$ 500,670
Deductions			
Commissions receivable - insurance and annuities			(48,500)
Accounts receivable			(284)
Prepaid expenses			(316)
Equipment			(24,860)
Notes receivable			(341,405)
Net capital before haircuts			85,305
Liquid asset funds		4,036	
	X	2%	
		80	
Mutual fund		99,261	
	X	15%	
		14,889	
Total haircuts on marketable securities			(14,969)
Net capital			$ 70,336
COMPUTATION OF NET CAPITAL REQUIREMENT			
Minimum net capital required - higher of 6 2/3% times aggregate indebtedness or $5,000			$ 5,000
AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness included in the statement of financial condition			$ 19,032
Ratio of aggregate indebtedness to net capital			.3/1
RECONCILIATION WITH COMPANY'S COMPUTATION			
Net capital per Part IIA of Form X-17A-5, as originally filed (unaudited)			$ 85,305
Haircuts not previously reported			(14,969)
Net capital - per audited financial statements			$ 70,336

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
World Trend Financial Planning Services, Ltd.
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of World Trend Financial Planning Services, Ltd., (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3999 Pennsylvania Ave., Ste. 100 | Dubuque, Iowa 52002-2273 | Phone 563.556.1790 | Fax 563.557.7842 | EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
February 27, 2008

END